Algonquin Completes ESSAL Acquisition

Acquisition of 26th regulated utility since 2009 further positions the company for growth

Highlights:

•	Acquisition continues expansion of APUC’s regulated utility business in an investment-grade OECD country

•	Consistent with APUC's pillars of growth and sustainability, this acquisition provides the opportunity to capitalize on APUC’s core competency of responsible utility ownership

•	The tender offer resulted in APUC’s total acquisition of approximately 94% of ESSAL’s shares
OAKVILLE, Ontario – October 19, 2020 – In conjunction with the previously announced agreement for Algonquin Power & Utilities Corp.’s (“APUC”) (TSX/NYSE:AQN) to acquire from Aguas Andinas S.A. its 53.51% direct and indirect participation in the water utility company Empresa de Servicios Sanitarios de Los Lagos S.A. (“ESSAL”) for $92.3 million, a tender offer process was launched for the total remaining shares of ESSAL due to local regulation. ESSAL is a vertically integrated, regional water and wastewater provider with approximately 230,000 connections in Southern Chile.
The tender offer was completed on October 14, 2020 and the settlement of the tendered shares occurred on October 19, 2020 resulting in APUC acquiring 93.96% of the outstanding shares of ESSAL for an aggregate purchase price of $162.1 million. The remaining shares are primarily owned by government related entities and are expected to remain outstanding.
“We are pleased to mark a new milestone in the growth of our utility business with the acquisition of our first international water utility in Chile,” said Arun Banskota, President & Chief Executive Officer of APUC. “We intend to fully leverage our best practices of safety, operational excellence, and innovation as we serve the water needs of our Chilean customers and communities."
About Algonquin Power & Utilities Corp., Liberty Utilities, and Liberty Power
APUC is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing secure, safe, reliable, cost-effective, and sustainable energy and water solutions through our portfolio of electric generation, transmission, and distribution utility investments to over 1 million connections, largely in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and approximately 1.6 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects", "intends" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: the potential for future utility acquisitions in the region, and expectations regarding ESSAL’s continuing operations and the ability to leverage best practices in them. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis, most recent annual information form and prospectus and prospectus supplement relating to the offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500